UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 16, 2026

New Providence Acquisition Corp. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42610	98-1834924
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 S County Road #2588
Palm Beach, Florida 33480

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 231-7070

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	NPACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NPAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NPACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On March 16, 2026, New Providence Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Abra Financial Holdings, Inc., a Delaware corporation (together with its successors, “Abra” or the “Company”), and Aether Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of SPAC (“Merger Sub”).

Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (i) on or prior to the closing (the “Closing”, and the date and time of the Closing, the “Closing Date”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”), SPAC will de-register from the Register of Companies of the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to Part 12 of the Companies Act (Revised) of the Cayman Islands and the applicable provisions of the Delaware General Corporation Law (the “Domestication”); and (ii) following the Domestication, (A) Merger Sub will merge with and into Abra, with Abra continuing as the surviving entity (the “Merger”) and, as a result of which, each issued and outstanding share of Abra immediately prior to the effective time of the Merger shall no longer be outstanding and shall automatically be cancelled in exchange for a number of shares of common stock of SPAC (the “SPAC Common Stock”) equal to the Exchange Ratio (as defined below). As a result of the Merger and the other Transactions, Abra will become a wholly-owned subsidiary of SPAC, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Additionally, at the effective time of the Merger (the “Effective Time”), each outstanding and unexercised option (each, a “Company Option”) to purchase common stock of the Company, par value $0.0001 per share (the “Company Common Stock”) will be assumed by and become an option of SPAC (each, an “Assumed Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Options, provided that each Assumed Option will be exercisable for the number of shares of SPAC Common Stock equal to the Exchange Ratio (as defined below) multiplied by the number of shares of Company Common Stock subject to the Company Option as of immediately prior to the Effective Time, rounded down to the nearest whole number, at an exercise price equal to the per share exercise price of the Company Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

Consideration

The aggregate consideration to be delivered to the security holders of Abra as of the Effective Time (collectively, the “Company Security Holders”) will be a number of newly issued shares of SPAC Common Stock equal to Seven Hundred Fifty Million U.S. Dollars ($750,000,000), divided by the Redemption Price (as defined in the Business Combination Agreement) (the “Merger Consideration”), with each holder of Company Common Stock (each, a “Company Stockholder”) receiving for each share of Company Common Stock held, a number of shares of SPAC Common Stock equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Shares (the “Exchange Ratio”).

The “Fully-Diluted Company Shares” means (a) the total number of issued and outstanding shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable upon, or pursuant to, the exercise of Company Options that are issued and outstanding as of immediately prior to the Effective Time, treating such outstanding Company Options as having been exercised in full (calculated using the treasury stock method of accounting).

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are reasonably customary for similar transactions that are made by the parties as of the date of the Business Combination Agreement, or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Merger, subject to customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts, and to cooperate fully with one another, to consummate the Transactions. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), including (i) the provision of access to the applicable party’s properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the current and timely filing of SPAC’s public filings; (iv) no insider trading; (v) notifications to the other parties of certain breaches, consent requirements and other matters; (vi) obtaining third party and regulatory approvals; (vii) tax matters; (viii) further assurances; (ix) public announcements; (x) confidentiality; and (xi) other covenants. The Business Combination Agreement also contains certain customary post-Closing covenants, including, without limitation, in regard to (1) tax matters; (2) the maintenance of books and records; and (3) the indemnification of directors and officers.

Additionally, both the SPAC and the Company agreed that it will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

SPAC agreed that it will not approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal (as defined in the Business Combination Agreement), or otherwise change, withdraw, withhold, qualify or modify its recommendation to its shareholders for approval of the Business Combination Agreement and the Transactions (a “Change of Recommendation”); provided, however, that if the SPAC’s board of directors, after consultation with its legal counsel, determines in good faith, that the failure to make a Change of Recommendation would be a breach of its fiduciary duties to its stockholders under applicable law, then the SPAC’s board of directors may make a Change of Recommendation, provided that SPAC delivers, pursuant to procedures set forth in the Business Combination Agreement, at least 48 hours’ advance written notice advising the Company of such withdrawal or modification; provided that any Change of Recommendation shall not affect SPAC’s obligations to call an extraordinary general meeting to approve the SPAC Shareholder Approval Matters (as defined in the Business Combination Agreement).

Abra will deliver to SPAC financial statements of Abra audited by a PCAOB-qualified auditor in accordance with PCAOB auditing standards, accompanied by an unqualified opinion of the auditor thereon (collectively, the “Audited Financials”), as soon as reasonably practicable after the date of the Business Combination Agreement but no later than forty-five (45) days from the date of the Business Combination Agreement (the “Audit Delivery Date”). In addition, Abra will deliver to SPAC unaudited quarterly financial information through the Closing Date and for such periods as required by applicable law or SEC Guidance to be included in the Registration Statement (as defined below).

SPAC and Abra will, as promptly as practicable after the date of the Business Combination Agreement, prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of SPAC to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from SPAC shareholders to approve the Business Combination Agreement, the Transactions and related matters at an extraordinary general meeting of SPAC’s shareholders (the “SPAC Special Meeting”), and providing SPAC’s public shareholders with an opportunity to request redemption of their public shares in connection with the Transactions, as required by SPAC’s amended and restated memorandum and articles of association and SPAC’s initial public offering prospectus (the “Redemption”).

As promptly as practicable after the Registration Statement has become effective (and in all cases within two (2) business days following such date), the Company will obtain and deliver to SPAC a written consent of the Company’s stockholders in order to approve the Business Combination Agreement and each of the ancillary documents to which the Company is or is required to be a party or bound and the consummation of the transactions contemplated thereby (the “Company Stockholder Approval”). At the request of SPAC, Abra shall make the members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of SPAC shareholders, any “share recycling” efforts by SPAC and the obtaining of any debt or equity financing (including Transaction Financing (as defined in the Business Combination Agreement), ratings or governmental or other third-party approvals.

The parties shall take all action necessary so that, effective at the Closing, the post-Closing board of directors of Pubco will consist of seven (7) individuals, one (1) of whom will be designated by SPAC (who shall be an independent director in accordance with the requirements of The Nasdaq Stock Market LLC (“Nasdaq”)), three (3) of whom will be designated by Abra (at least one (1) of whom shall be an independent director in accordance with the requirements of Nasdaq), one (1) person who shall be the chief executive officer of the SPAC immediately following the Closing, and two (2) additional members (who shall be independent directors in accordance with the requirements of Nasdaq) to be mutually agreed upon by SPAC and Abra prior to the Closing, each of whom shall have expertise in the fintech/financial regulation industry. The parties shall also take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of SPAC immediately after the Closing will be the same individuals (in the same office) as that of Abra immediately prior to the Closing (unless, at its sole discretion, Abra desires to appoint another qualified person to either such role, in which case, such other person(s) identified by Abra shall serve in such role or roles).

During the Interim Period, SPAC and Abra shall use reasonable best efforts to enter into written agreements for Transaction Financings with aggregate proceeds of at least $150 million (on such terms and structuring and using such strategy, placement agents and approach, as SPAC and Abra shall mutually agree). “Transaction Financing” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into SPAC or Abra.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of each of SPAC’s shareholders and Abra’s stockholders; (ii) the expiration or termination of any waiting period applicable to the consummation of the Business Combination Agreement under any antitrust laws; (iii) obtaining material regulatory approvals; (iv) no law or order preventing or prohibiting the Transactions; (v) appointment of the Post-Closing Board consistent with the requirements of the Business Combination Agreement; (vi) the effectiveness of the Registration Statement; (vii) SPAC shall have amended and restated its certificate of incorporation in a form satisfactory to SPAC and Abra; (viii); the SPAC Common Stock shall have been approved for listing on Nasdaq upon the Closing; and (ix) SPAC shall have adopted, on or prior to the Closing, an equity incentive plan in a form satisfactory to SPAC and Abra, and which will provide for awards for a number of shares of SPAC Common Stock representing a percentage (to be mutually agreed upon by the SPAC and the Company) of the aggregate number of shares of SPAC Common Stock issued and outstanding immediately after the Closing.

In addition, unless waived by Abra, the obligations of Abra to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of SPAC relating to organization and standing, authorization, non-contravention, capitalization (other than certain portions of such representation in the Business Combination Agreement) and finders and brokers being true and correct in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties of SPAC set forth in certain portions of the capitalization representation being true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of SPAC being true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect; (iv) SPAC having performed in all material respects its obligations and complied in all material respects with the covenants and agreements under the Business Combination Agreement required to be performed or complied with by SPAC on or prior to the Closing Date; and (v) the sum of (x) the aggregate cash proceeds available for release from the Trust Account (after giving effect to the completion and payment of the Redemption), plus (y) the net proceeds of any Transaction Financings, shall equal or exceed $40,000,000 after deducting all Expenses (as defined in the Business Combination Agreement) of SPAC and Abra (the “Net Cash Proceeds”).

Unless waived by SPAC , the obligations of SPAC to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Abra relating to organization and standing, authorization, non-contravention, capitalization (other than the certain portions of such representation in the Business Combination Agreement) and finders and brokers being true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties set forth in certain portions of the capitalization representation being true and correct in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of Abra being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect; (iv) Abra having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement required to be performed or complied with on or prior to the Closing Date; (v) absence of any Material Adverse Effect with respect to Abra since the date of the Business Combination Agreement; (vi) the Non-Competition Agreement (as defined in the Business Combination Agreement), each Lock-Up Agreement (as defined below), the Insider Letter Amendment (as defined in the Business Combination Agreement) and the Amended Registration Rights Agreement (as defined below) being in full force and effect as of the Closing; (vii)  certain related party loans issued by the Company to its officers and directors having been repaid or cancelled; (viii) SPAC having received an employment agreement, effective as of the Closing, in form and substance reasonable to SPAC, between William Barhydt and SPAC, and each such employment agreement duly executed by the parties thereto; (ix) Abra shall have delivered to SPAC evidence that consents from certain specified lenders have been received; (x) Abra shall have delivered to SPAC evidence that certain trademark assignment(s) shall have been completed; (xi) Abra shall have delivered to SPAC evidence that certain securities of Plutus Financial Holdings, Inc. (“Plutus”) have been satisfied in accordance with the terms of a letter agreement, by and between Plutus and Abra; (xii) Abra shall have delivered to SPAC a FIRTPA certificate; and (xiii) Abra shall have delivered to SPAC certain documentation with respect to its F Reorganization (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either SPAC or Abra if the Closing does not occur by October 15, 2026, or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of SPAC and Abra; (ii) by written notice by either SPAC or Abra to the other if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Abra for SPAC’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (iv) by SPAC for Abra’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by SPAC, if there shall have been a Material Adverse Effect on Abra following the date of the Business Combination Agreement which is (or are) not cured or cannot be cured prior to twenty (20) business days after written notice thereof is delivered to Abra; (vi) by either Abra or SPAC if SPAC holds the SPAC Special Meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; (vii) by either Abra or SPAC if Abra does not receive its stockholder approval within ten (10) business days following the Registration Statement being declared effective by the SEC; and (viii) by written notice from SPAC to Abra if Abra has not delivered the Audited Financials on or before the Audit Delivery Date.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, effect of termination, fees and expenses, trust fund waiver, and customary miscellaneous provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to such termination.

Trust Account Waiver

Abra agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law and, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Related Agreements

Company Support Agreement

Simultaneously with the execution of the Business Combination Agreement, stockholders of Abra holding capital stock of Abra sufficient to approve the adoption of the Business Combination Agreement and approve the Merger and the other transactions contemplated by the Business Combination Agreement (the “Company Support Stockholders”) entered into support agreements (each, a “Company Support Agreement”), pursuant to which, among other things, each Company Support Stockholder agreed to vote its shares of capital stock of Abra (the “Subject Stock”) in favor of the adoption of the Business Combination Agreement, the ancillary documents, the approval of the Transactions and any amendments to Abra’s organizational documents in connection therewith, subject to certain customary conditions. Each Company Support Stockholder also agreed to take certain other actions in support of the Business Combination Agreement and the Transactions (and any actions required in furtherance thereof) and to refrain from taking actions that would adversely affect their ability to perform such Company Support Stockholder’s obligations under the Company Support Agreement and each such Company Support Stockholder unconditionally and irrevocably waived any and all pre-emption rights, rights of first offer, rights of first refusal, rights of participation, tag-along rights and all other similar rights that such Company Support Stockholder may have in respect of the Transactions. Each Company Support Stockholder also agreed not to transfer their Subject Stock during the period from and including the date of the Company Support Agreement and the first to occur of the date of Closing or the date on which the Company Support Agreement is terminated, subject to certain customary exceptions. A copy of the form of the Company Support Agreement is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, certain stockholders of Abra (the “Lock-Up Holders”) entered into lock-up agreements (each, a “Lock-Up Agreement”), pursuant to which each Lock-Up Holder agreed not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of SPAC Common Stock to be received by such Lock-Up Holder in the Transactions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of SPAC Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is eighteen (18) months after the Closing (subject to early release on the earlier upon (x) the date on which the volume-weighted average trading price of Pubco Class A Shares quoted on Nasdaq (or such other exchange on which the Pubco Class A Shares may then be listed) is greater than or equal to $12.50 for any 10 trading days within any 20 trading day period beginning after the Closing and (y) subsequent to the Closing, the date on which SPAC consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of SPAC Common Stock for cash, securities, or other property), subject to certain customary transfer exceptions. A copy of the form of the Lock-Up Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, SPAC, Abra and New Providence Holdings III, LLC (the “Sponsor”), entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, to (A) waive its anti-dilution rights with respect to the Class B ordinary shares of SPAC (the “Founder Shares”) held by the Sponsor; and (B) vote all of the SPAC’s ordinary shares held by it in favor of (i) the Business Combination Agreement and the Transactions (ii) each other proposal included in the proxy statement for the SPAC Special Meeting and for which SPAC’s board of directors has recommended that the SPAC shareholders vote in favor and against any competing transaction. In addition to the foregoing, the Sponsor Support Agreement prevents transfers of the securities of SPAC held by the Sponsor between the date of the Sponsor Support Agreement and its termination, subject to certain limited exceptions. Additionally, the Sponsor agreed to amend the insider letter, which was entered into in connection with the SPAC’s initial public offering (the “Insider Letter”), as follows:

With respect to 50% of the Founder Shares (the “Unlocked Founder Shares”):

(a) If the Net Cash Proceeds upon the Closing are less than $75 million, the Unlocked Founder Shares shall be subject to Lock-Up (as defined in the Insider Letter) for a period of 180 days following the Closing;

(b) If the Net Cash Proceeds are equal to or greater than $75 million, but less than $100 million, the Unlocked Founder Shares shall be subject to Lock-Up (as defined in the Insider Letter) for a period of 90 days following the Closing;

(c) If the Net Cash Proceeds are equal to or greater than $100 million, the Unlocked Founder Shares shall not be subject to Lock-Up (as defined in the Insider Letter) and will be freely tradeable upon the Closing (subject to any restrictions imposed by the Securities Act).

With respect to the remaining 50% of the Founder Shares, such Founder Shares shall be subject to a lock-up period of eighteen (18) months from the Closing (the “Lock-Up Period”), provided, that such Founder Shares will released from Lock-Up (as defined in the Insider Letter), during the Lock-Up Period, the volume-weighted average price of SPAC’s common stock is equal to or greater than $12.50 for 10 trading days in any 20-trading day period.

A copy of the Sponsor Support Agreement is attached as Exhibit 10.3 hereto and is incorporated herein by reference.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, Mr. Barhydt, the Chief Executive Officer of Abra (the “Non-Compete Party”), entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”) in favor of SPAC and its subsidiaries (the “Covered Parties”), pursuant to which the Non-Compete Party will agree for a period of 2 years after the Closing not to compete with the Covered Parties and not to solicit the employees and customers of the Covered Parties. The Non-Compete Party also agreed not to disparage the Covered Parties and to customary confidentiality requirements. A copy of the form of the Non-Competition Agreement is attached as Exhibit 10.4 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Prior to the Closing, SPAC, the Sponsor and certain stockholders of Abra will enter into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into at the time of SPAC’s initial public offering, pursuant to which such stockholders of the Company, along with certain existing shareholders of SPAC, will be entitled to customary demand and piggyback registration rights. A copy of the form of Amended Registration Rights Agreement is attached as Exhibit 10.5 hereto and is incorporated herein by reference.

The Business Combination Agreement and other agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about SPAC, Abra, or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about SPAC, Abra or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that SPAC makes publicly available in reports, statements and other documents filed with the SEC. SPAC and Abra investors and securityholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Business Combination Agreement, form of Company Support Agreement, form of Lock-Up Agreement, Sponsor Support Agreement, Non-Competition Agreement and form of Amended Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On March 16, 2026, SPAC and Abra issued a press release announcing the Transactions. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated March 2026.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

In connection with the Transactions, SPAC and Abra intend to file the Registration Statement with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the Transactions and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This Current Report on Form 8-K is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*†	Business Combination Agreement, dated as of March 16, 2026, by and among New Providence Acquisition Corp. III, Aether Merger Sub I Corp. and Abra Financial Holdings, Inc.

10.1*†	Form of Company Support Agreement, dated as of March 16, 2026, by and among New Providence Acquisition Corp. III, Abra Financial Holdings, Inc. and the holders party thereto.

10.2†	Form of Lock-Up Agreement, dated as of March 16, 2026, by and among New Providence Acquisition Corp. III and the holders party thereto.

10.3†	Sponsor Support Agreement, dated as of March 16, 2026, by and among New Providence Acquisition Corp. III, Abra Financial Holdings, Inc. and New Providence Holdings III, LLC.

10.4†	Non-Competition and Non-Solicitation Agreement, dated as of March 16, 2026, by and between New Providence Acquisition Corp. III and Bill Barhydt.

10.5	Form of Amended and Restated Registration Rights Agreement.

99.1	Press Release, dated March 16, 2026

99.2	Investor Presentation, dated March 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.
†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2026

New Providence Acquisition Corp. III

By:	/s/ Alexander Coleman
Name:	Alexander Coleman
Title:	Co-Chief Executive Officer